Exhibit 99.1
Concord Medical Announces Share Repurchase Program
BEIJING, June 30, 2010 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its board of directors approved a share repurchase program, effective immediately.
Under the program, Concord Medical is authorized to repurchase up to US$20 million worth of outstanding American depositary shares (“ADSs”) from time to time depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. The share repurchase program will be funded with the Company’s available working capital. As of March 31, 2010, the Company had approximately 49.2 million ADSs outstanding and cash of approximately RMB993.6 million, or $145.6 million1.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 89 centers spanning 37 cities and 21 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or

[1]	This announcement contains the translation of a certain RMB amount into U.S. dollars at a specified rate solely for the convenience of the reader. The translation from RMB to U.S. dollars is made at a rate of RMB6.8258 to US$1.00, the effective noon buying rate as of March 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For investor and media inquiries please contact:
China
Stephanie Song
Concord Medical Services
+86-10-5957-5287
stephanie.song@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com
U.S.
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com